UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

Amendment No. 2

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

ARMSTRONG WORLD INDUSTRIES, INC.

(Name of Subject Company (Issuer))

Armor TPG Holdings LLC

(Names of Filing Persons (Offeror))

TPG Partners V, L.P.

TPG FOF V-A, L.P.

TPG FOF V-B, L.P

TPG Partners VI, L.P.

TPG FOF VI SPV, L.P.

TPG Advisors V, Inc.

TPG Advisors VI, Inc.

(Names of Filing Persons (Other Persons))

Common Stock, $0.01 par value per share

(Title of Class of Securities)

04247X102

(CUSIP Number of Class of Securities)

Clive D. Bode

Vice President

TPG Capital, L.P.

301 Commerce Street, Suite 3300

Fort Worth, Texas 76102

(817) 871-4000

(Name, Address and Telephone Numbers of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Victor I. Lewkow

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

(212) 225-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$98,965,709.85	$5,522.29

*	For purposes of calculating the filing fee pursuant to Rule 0-11(d) only, the Transaction Valuation was calculated on the basis of (i) the aggregate of 4,435,935 shares of common stock, $0.01 par value per share, of Armstrong World Industries, Inc. and (ii) the tender offer price of $22.31 per share.

**	The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, is calculated by multiplying the Transaction Valuation by .00005580.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $5,522.29	Filing Party: Armor TPG Holdings LLC, TPG Partners V, L.P., TPG FOF V-A, L.P., TPG FOF V-B, L.P., TPG Partners VI, L.P., TPG FOF VI SPV, L.P., TPG Advisors V, Inc. and TPG Advisors VI, Inc.
Form or Registration No.: Schedule TO	Date Filed: September 3, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 2 to the Tender Offer Statement on Schedule TO (this “Amendment”), filed with the Securities and Exchange Commission on September 23, 2009, amends and supplements the Tender Offer Statement on Schedule TO filed on September 3, 2009, as amended by Amendment No. 1 filed on September 16, 2008 (the “Schedule TO”), and relates to the offer by Armor TPG Holdings LLC, a Delaware limited liability company (“Purchaser”) to purchase 4,435,935 shares of common stock, par value $0.01 per share (the “Shares”), of Armstrong World Industries, Inc., a Pennsylvania corporation (“AWI”), at a price of $22.31 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 3, 2009 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”), which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Purchaser is wholly-owned by TPG Partners V, L.P., TPG FOF V-A, L.P., TPG FOF V-B, L.P., TPG Partners VI, L.P. and TPG FOF VI SPV, L.P. (collectively, the “TPG Funds”). TPG Advisors V, Inc. is the general partner of TPG GenPar V, L.P., which is the general partner of TPG Partners V, L.P., TPG FOF V-A, L.P. and TPG FOF V-B, L.P. TPG Advisors VI, Inc. is the general partner of TPG FOF VI SPV, L.P. and TPG GenPar VI, L.P., which is the general partner of TPG Partners VI, L.P.

All information set forth in the Offer to Purchase is incorporated by reference in answer to Items 1 through 11 in the Schedule TO, except those items as to which information is specifically provided herein.

Items 1-11.

The Offer to Purchase is hereby amended by:

Adding after the fourth paragraph of Section 8 “Certain Information Concerning AWI” the following:

The financial projections were not material to Purchaser’s decision to purchase the shares pursuant to the Purchase and Sale Agreement, Purchaser’s resulting obligation under the Charter to make the offer or the determination of the offer price. As noted in Section 10 (“Background of the Offer”) of this Offer to Purchase, prior to any discussions between TPG and AWI or the furnishing of such projections, TPG and the Trust established the principal terms on which they would be prepared to move forward, subject among other things to TPG’s satisfactory diligence. Those terms contemplated that the price per share to be paid by TPG to the Trust would be the 20-day weighted average price ending shortly prior to execution of a purchase and sale agreement. When the Purchase and Sale Agreement was subsequently entered into, it provided for a purchase price per share of $22.31 which, as previously disclosed, was the 20-day weighted average price ending August 7, 2009. Pursuant to the requirements of the Charter, that is the price per share we are offering to pay in the offer.

Adding prior to the chart and at the end of the sixth paragraph of Section 8 “Certain Information Concerning AWI” the following:

These projections were not prepared in accordance with GAAP and AWI did not provide a reconciliation of the projections to GAAP. Subsequent to the commencement of the offer, Purchaser requested that AWI furnish it with a GAAP reconciliation of the financial projections, but AWI has declined to do so.

Replacing the first and second paragraphs of Section 14 entitled “Source and Amount of Funds” in its entirety as follows:

Purchaser does not believe that its financial statements are material to a shareholder’s decision to sell, tender or hold the securities sought in the offer. The offer consideration consists solely of cash and the offer is not subject to a financing condition. The TPG Funds are well-known investors with a history of making substantial investments in major corporations such as the Issuer. In the event the offer is fully subscribed the total amount necessary to purchase all shares tendered would be approximately $99 million. The TPG Funds have cash and equity commitments in amounts substantially in excess of this amount that are available for this purpose and will arrange for Purchaser to have sufficient funds to purchase all shares validly tendered in the offer.

The purpose of the offer is to comply with the Charter, which requires the offer as a result of the acquisition of shares by Purchaser from the Trust. See Section 11 (“Purpose of the Offer”) of this Offer to Purchase. The purpose of the offer is not to gain additional influence over the management and affairs of the Issuer. Purchaser already has a shared beneficial interest in a majority of the outstanding shares and Purchaser believes that the potential incremental increase in its beneficial ownership (from 64.5% to 72.2%) and its direct ownership (from 12.2% to 19.9%) (making the assumption, in each case, that the offer is fully subscribed) would have no incremental effect on Purchaser’s or the TPG Funds’ pre-offering relationship with the Issuer, its board of directors or management or the Trust, and does not cause our financial condition to be material to your decision whether to tender your shares and accept the offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 23, 2009

Armor TPG Holdings LLC

By:	/s/ Clive D. Bode

Name: Clive D. Bode Title: Vice President

TPG Advisors V, Inc.

By:	/s/ Clive D. Bode

Name: Clive D. Bode Title: Vice President

TPG Partners V, L.P. By: TPG GenPar V, L.P., its general partner By: TPG Advisors V, Inc., its general partner

By:	/s/ Clive D. Bode

Name: Clive D. Bode Title: Vice President

TPG FOF V-A, L.P. By: TPG GenPar V, L.P., its general partner By: TPG Advisors V, Inc., its general partner

By:	/s/ Clive D. Bode

Name: Clive D. Bode Title: Vice President

TPG FOF V-B, L.P. By: TPG GenPar V, L.P., its general partner By: TPG Advisors V, Inc., its general partner

By:	/s/ Clive D. Bode
Name: Clive D. Bode Title: Vice President

TPG Advisors VI, Inc.

By:	/s/ Clive D. Bode

Name: Clive D. Bode Title: Vice President

TPG Partners VI, L.P. By: TPG GenPar VI, L.P., its general partner By: TPG Advisors VI, Inc., its general partner

By:	/s/ Clive D. Bode

Name: Clive D. Bode Title: Vice President

TPG FOF VI SPV, L.P. By: TPG Advisors VI, Inc., its general partner

By:	/s/ Clive D. Bode

Name: Clive D. Bode Title: Vice President

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